January 12, 2023

VIA EDGAR SUBMISSION

Attn: Robert Shapiro and Lyn Shenk

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vivid Seats Inc. Form 10-K for Fiscal Year Ended December 31, 2021 Filed March 15, 2022 File No. 001-40926

Dear Mr. Shapiro and Mr. Shenk:

On behalf of Vivid Seats Inc. (the “Company,” “we,” “us,” and “our”), this letter is provided in response to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in the Staff’s letter addressed to Lawrence Fey, Chief Financial Officer of the Company, dated December 29, 2022 (the “Comment Letter”), related to our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (“2021 10-K”).

For your convenience, the Staff’s comments contained in the Comment Letter is reprinted in bold followed by our response. Unless otherwise indicated, page references in the Staff’s comments and headings below refer to those in the 2021 10-K and any capitalized terms used but not defined herein have the same meaning as contained in the 2021 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations Our Business Model, page 37

1.
We note your response to comment 1. Based on the nature of your referral fees, it would appear the direct costs associated with this revenue are not significant. Therefore, referral revenues appear to have been a highly material and disproportionate contributor to your operating income. If our understanding is incorrect and costs associated with this revenue are significant, please quantify for us the amounts and the nature of such costs. Otherwise, we believe you should make revisions in future filings to emphasize and make clear the importance of referral revenues to your results of operations. Please revise your MD&A to quantify referral revenues and associated costs for each period presented, and to discuss and analyze changes from period to period. Refer to the guidance in Item 303 of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment. We will revise our MD&A disclosures in future filings to quantify referral fee revenues for each period presented and discuss and analyze changes from period to period within the applicable portion of our MD&A disclosure discussing our results of operations for such periods.

We respectfully advise the Staff that, based on the nature of our referral fees, our direct costs associated with this revenue are not significant.

Consolidated Statements of Operations, page 56

2.
Should referral fee revenues exceed 10 percent of total revenues in the future, Rule 5-03(b) of Regulation S-X requires separate disclosure of these other revenues and their associated costs on your income statement. While not currently required, in the interest of aiding investors in identifying and understanding the relative contribution to your operating profits of each revenue producing activity, we encourage you to consider revising your income statement to separately disclose these amounts.

Response: We respectfully acknowledge the Staff’s comment. We confirm that we will continue to monitor the level of referral fee revenues. Should referral fee revenues exceed 10 percent of total revenues in the future, we will ensure that appropriate disclosures are made at all times in accordance with Rule 5-03(b) of Regulation S-X.

Consolidated Statements of Cash Flows, page 60

3.
We note your response to comment 2 and your intent to reclassify the deferred interest payment of $44.1 million in future filings. Please confirm to us that you will quantify the amount of deferred interest payment reclassified and explain the adjustment in a reclassification footnote.

Response: We respectfully acknowledge the Staff’s comment. We confirm that we will quantify the amount of the reclassified deferred interest payment and explain the adjustment in a reclassification footnote.

Notes to the Consolidated Financial Statements

Note 21. Loss Per Share, page 93

4.
We note your response to comment 3 and your intent to explain the computation in future filings. Please provide us with the actual computation for the year ended December 31, 2021 and consider disclosing a summary quantification of the computation in future filings.

Response: We respectfully acknowledge the Staff’s comment. In connection with the Merger Transaction consummated on October 18, 2021, we issued Class A and Class B common stock. The following sets forth the computation and represents the period from October 18, 2021 to December 31, 2021, when we had Class A and Class B common stock outstanding.

We respectfully advise the Staff that we will disclose the computation of net loss attributable to redeemable noncontrolling interests in future filings using the following format:

(in millions)

Net loss – Hoya Intermediate	$5.0
Hoya Topco’s weighted average % ownership of Hoya Intermediate units	59.9%
Net loss attributable to redeemable noncontrolling interests	$3.0

The computation of net loss attributable to class A common stockholders – basic is shown below for the year ended December 31, 2021. This information is included within the notes to the Consolidated Financial Statements under “Note 21. Loss Per Share”:

(in millions)

Net loss	$6.3

Net loss attributable to redeemable noncontrolling interests	$3.0
Net loss attributable to Class A Common Stockholders–basic	$3.3

The net loss in the table above includes our net loss for activities outside of our investment in Hoya Intermediate as well as the full results of Hoya Intermediate on a consolidated basis.

Please do not hesitate to contact our General Counsel, Emily Epstein, by email at emily.epstein@vividseats.com or by phone at 347.248.3345 if there are any comments or questions concerning the foregoing.

Very truly yours,

/s/ Lawrence Fey

Lawrence Fey

Chief Financial Officer

cc:

Stan Chia, Chief Executive Officer

Emily Epstein, General Counsel

Andra Troy, Latham & Watkins LLP